SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For March 31, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: June 15, 2012

By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2012 AND 2011

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2012 AND 2011

INDEX

Limited Review Report

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Operations

Unaudited Consolidated Interim Statements of Cash Flows

Notes to Unaudited Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders' Equity

Unaudited Interim Statements of Cash Flows

Notes to Unaudited Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have reviewed the accompanying balance sheet of MetroGAS S.A. as of March 31, 2012 and the related statements of operations, of changes in shareholders' equity and of cash flows for the three-months period then ended and the complementary notes 1. to 16. and exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated interim financial statements of MetroGAS S.A. and its subsidiary as of March 31, 2012, which are included therein as supplementary information. The preparation and issuance of these interim financial statements are the responsibility of the Company's management.

  Our reviews were limited to the application of the procedures set forth by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Company staff responsible for preparing the information contained in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Company's financial position, the statements of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial statements.

  The changes in the economic conditions in Argentina and the changes to the License under which the Company operates made by the Argentine National Government as mentioned in Note 2. to the consolidated financial statements, mainly related to the suspension of the original regime for tariff adjustments, have affected the Company's economic and financial equation. Management is in the process of renegotiating certain terms of the License with the Argentine National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company has prepared projections with the aim of determining the recoverable value of the non-current assets, using assumptions based on the expected final outcome of the above-mentioned renegotiation process. We are not in a position to estimate whether the assumptions used by Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the non-current assets will exceed their respective net book values.

  The adverse financial conditions that MetroGAS faces as a result of the situation mentioned in paragraph 3 led to MetroGAS' Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010, which was decreed by such court hearing the case on July 15, 2010. As mentioned in Note 9, this circumstance generated an event of default under the Negotiable Obligation Issue Program of the Company which resulted in the automatic acceleration of the outstanding financial debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations. We are not in a position to foresee the outcome of the voluntary reorganization or its impact on the Company's operations.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, the accompanying interim financial statements do not include any adjustments or reclassifications that might result from the outcome of the uncertainties mentioned in paragraphs 3 and 4.

  Based on the work done, and on our audit of the Company's individual and consolidated financial statements for the year ended December 31, 2011, on which we issued our report dated March 7, 2012, with qualifications due to circumstances similar to the ones described in paragraphs 3. to 5. of this report, we report that:

  the interim financial statements of MetroGAS S.A. as of March 31, 2012, and its consolidated interim financial statements as mentioned in paragraph 1., prepared in conformity with accounting standards in effect in the City Autonomous of Buenos Aires, consider all significant facts and circumstances which are known to us and that we have no observations to make on them other than those indicated in paragraphs 3. to 5.;

  the comparative information included in the individual and consolidated balance sheets and in the supplementary notes and exhibits of the accompanying financial statements arises from the financial statements of MetroGAS S.A. as of December 31, 2011.

  The March 31, 2011 balances in the individual and consolidated financial statements were presented for comparative purposes and were reviewed by us, on which we issued a limited review report on May 9, 2011 with observations due to circumstances similar to the ones described in paragraph 3. to 5. of this report, and to the uncertainty about the Company's ability to meet its financial commitments.

  These financial statements must be read in the light of the circumstances explained in Note 16.

  In compliance with current regulations we report that:

  the financial statements of MetroGAS S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and comply, as regards those matters that are within our competence, with the Commercial Companies Law and the pertinent resolutions of the National Securities Commission;

  the financial statements of MetroGAS S.A. arise from accounting records carried in all formal respects in accordance with current regulations;

  we have read the summary of activity on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 3. to 5.;

  at March 31, 2012, the debt of MetroGAS S.A. accrued in favor of the Integrated Social Security System according to the Company's accounting records amounts to Ps. 4,054,333, none of which was due at that date.

Buenos Aires, Argentina

June 12, 2012

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. T. 1 F. 17
Dr. Miguel A. Urus Contador Público (UBA) To. 184 - Fo. 246 Lic. Adm. To. 28 - Fo. 223 C.P.C.E. Ciudad Autónoma de Buenos Aires

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2012 AND 2011

Fiscal year No. 21 commenced January 1, 2012

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of March 31, 2012

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of March 31, 2012	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2012 AND 2011

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of March 31, 2012	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF MARCH 31, 2012 AND 2011

March 31, 2012	December 31, 2011	March 31, 2011
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and banks (Note 4 a))	45,259	54,763	161,778
Investments (Exhibit D)	182,815	152,515	69,159
Trade receivables, net (Note 4 b))	227,251	238,036	225,134
Other receivables (Note 4 c))	16,538	17,730	19,338
Inventories, net (Note 4 d))	7,833	7,649	5,075
Total current assets	479,696	470,693	480,484
NON-CURRENT ASSETS			
Investments (Exhibit D)	494	445	688
Other receivables (Note 4 e))	300,599	279,613	270,789
Fixed assets, net (Exhibit A)	1,751,926	1,752,923	1,720,673
Total non-current assets	2,053,019	2,032,981	1,992,150
Total assets	2,532,715	2,503,674	2,472,634
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 f))	252,259	243,322	237,208
Payroll and social security payable	30,876	39,425	27,656
Taxes payable (Note 4 g))	68,926	45,499	46,058
Other liabilities	11,370	10,892	9,883
Total debts	363,431	339,138	320,805
Contingencies provision (Exhibit E)	89,520	91,067	81,417
Total current liabilities	452,951	430,205	402,222
NON-CURRENT LIABILITIES			
Reorganization liabilities (Note 4 h))	1,343,291	1,319,615	1,268,790
Total non-current liabilities	1,343,291	1,319,615	1,268,790
Total liabilities	1,796,242	1,749,820	1,671,012
MINORITY INTEREST	1,651	1,071	1,993
SHAREHOLDERS' EQUITY	734,822	752,783	799,629
Total	2,532,715	2,503,674	2,472,634

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

AND AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2011

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

March 31,	
	2012	2011
	Thousands of Ps., except for per share information	
Sales (Note 4 i))	256,581	233,349
Operating cost (Exhibit F)	(180,955)	(178,437)
Gross profit	75,626	54,912
Administrative expenses (Exhibit H)	(36,739)	(35,896)
Selling expenses (Exhibit H)	(42,220)	(32,997)
Operating loss	(3,333)	(13,981)
Financing and holding results generated by assets		
Holding results	2,483	1,503
Result on present-valuing long term other receivables	1,867	1,823
Interest on commercial operations	980	1,565
Interest on financial operations	1,969	130
Exchange gain on commercial operations	501	874
Exchange gain on financial operations	278	3,982
Financing and holding results generated by liabilities		
Interest on commercial operations	154	(668)
Interest on financial operations	(12)	(1)
Exchange (loss) gain on commercial operations	(1,075)	317
Exchange loss on financial operations	(23,703)	(30,295)
Others	(3,799)	(1,569)
Other income net	1,885	3,557
Minority interest	(580)	(389)
Loss before income tax	(22,385)	(33,152)
Income tax (Note 3.5.h))	4,424	6,877
Net loss for the period	**(17,961)**	**(26,275)**
Basic loss per share (Note 3.6.)	(0.03)	(0.05)
Diluted loss per share (Note 3.6.)	(0.03)	(0.05)

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of March 31, 2012, December 31, 2011 and March 31, 2011 as well as its statements of operations and cash flows for the three months ended March 31, 2012 and 2011 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8 to the primary financial statements.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

Although on October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by the Public Emergency Law No. 25,561, we subscribed a Transition Agreement with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09, the Company tariffs have been frozen for twelve years. The tariff schedule resulting from the Transition Agreement has yet not been approved by the ENARGAS (Ente Nacional Regulador del Gas) and since more than two year, it has been reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither the MPFIPS nor the ENARGAS have granted to MetroGAS the pass trough to tariffs of the municipal levies, contributions and other charges, which significantly and increasingly impact on our cash flow generation. It is worth mentioning that all of the increases granted for all customer categories that the Company has invoiced to its customers have had no effect on its income as the Company has acted as a collections agent, and the resources have been used to expand the main gas pipeline capacity, compensate for the natural gas price increases from producers and to pay for the natural gas imports to cope with the internal demand. Moreover, for twelve years when the Company has operated with frozen tariffs it has not received any subsidies from the Government. From 2001 until today, operating costs have been increased approximately by 455%.

During the past twelve years, since the distribution tariffs have been frozen, MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments due on June 30, 2010, nor the funds to pay its commercial and fiscal obligations.

On June 17, 2010, given the current scenario, the Board of Directors of MetroGAS decided to file for a reorganization proceeding under Argentine Law No. 24,522 (see Note 2 to the primary financial statements).

On the same date, through Resolution ENARGAS No. I-1,260, MetroGAS was notified that starting managing its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") (also described in Note 2 to the primary financial statements).

This renegotiation filing generated an event of default under its outstanding debt obligations (see Note 9 to the primary financial statements).

Furthermore, our financial situation continued to deteriorate during 2010 and 2011 and consequently if we are not able to obtain tariff increases during the first half of 2012 we may not be able to generate the cash flow necessary to operate our business. Our management is taking a variety of measures to mitigate the impact of the current financial situation, including:

  escalating our claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies) and the issuance of the corresponding tariff charts;
  procuring the strict management of cash-flow to control our expenditures;
  requiring additional capital contributions from shareholders;

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

  renegotiating payment conditions with our principal suppliers and the Trust Funds; and
  obtaining financing from third parties.

Even though the Company is taking the measures mentioned above, our future remains highly uncertain.

MetroGAS' Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of issuance of these financial statements, it is neither possible to foresee the outcome of the process nor to determine its final consequences on the Company's results and operations. The above mentioned circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event.

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the same period of the previous year.

3.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV"), assuming that the Company will continue as a going concern. However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The unaudited consolidated interim financial statements for the three months ended March 31, 2012 and 2011 have been subject to limited reviews. Management estimates that such unaudited consolidated interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the three months ended March 31, 2012 and 2011 do not necessarily reflect the proportion of the Company's results for the full years.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE by Resolutions No. 562/09 and No. 576/10, which adopt, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

Consequently, the enforcement of those standards shall be compulsory for the Company as from fiscal year beginning on January 1, 2013

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation impact stage.

In addition, Resolution No. 576/10 allows entities that had been exercising the option to inform, in a note to the financial statements, the deferred tax liability resulting from the inflation adjustment, to exercise the accounting recognition of the above mentioned liability against Retained Earnings. This recognition may be carried out at the closing of any intermediate or annual period up to the IFRS transition date. Only once, the Shareholders' Meeting will have the option to charge the amount to Retained Earnings, against common stock items that are not represented by shares or against reserved earnings. The Company has chosen to inform in a note the mentioned deferred tax liability and will have to recognize the effect of that liability previous to the IFRS implementation plan.

On January 24, 2012 the CNV issued Resolution No. 600 extending the enforcement of the IFRS for one year to licensees of the gas transport and distribution public services as well as to its controlling companies.

On February 17, 2012, the FACFCE issued Resolution MD No. 669/12 confirming the Resolution No. 600.

The Company has made progress in the diagnosis of the most relevant accounting disclosure and valuation differences between the IFRS and the accounting standards in force ("ASiF"), some of which are stated below:

  Recognition of Fixed Assets: as indicated in Note 1 to the primary financial statements, the Argentine Government granted an exclusive license to MetroGAS to provide the public service of natural gas distribution in the area of the Federal Capital and South Eastern and Eastern Greater Buenos Aires, through the operation of the assets assigned to the Company by GdE, for a thirty five year period from Take Over Date (December 28, 1992), renewable for ten years more under certain conditions. Nowadays, according to the ASiF, the Company considers fixed assets the infrastructure acquired for the natural gas distribution service. Should an interpretation of the IFRS apply, IFRIC 12- Concession Service Agreements, which determination has not yet been agreed between accountants and the industry, provides that the agreements for service licenses that meet the conditions specifically defined in such interpretation call for a different treatment for the valuation and statement of the infrastructure, considering it Intangible Assets and/or Financial Assets, and it also differs in some aspects acknowledgements of income and cost.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Additionally, MetroGAS is assessing the possibility of using the option permitted in IFRS 1 - First Time Adoption of IFRS, whereby certain real property (land and buildings), which would remain Fixed Assets, may be valued at their reasonable value as of the IFRS application date, which is considered an "attributed cost" for the generation of information in later periods.

b) Recognition of Other Credits: Under ASiF, the Company has been recognizing as credit those charges which, within the License Regulatory Framework, may be passed through to its customers and which have been effectively recognized before, as stated in Note 8.4.5. to the primary financial statements. Although the Company has met the requirements necessary for approval, there are delays from the various state organizations that participate in the tariff process to issue a resolution authorizing the effective invoicing of these amounts. The Company is studying if - under NIC 18 - Income of Ordinary Activities, the absence of a resolution would prevent payments made from being considered for their full nominal value as credit, until the resolution approving and implementing the corresponding pass-through is available.

In addition, under ASiF the Company has been recognizing as credit the balances of assets for deferred tax and credits for income tax, or assumed minimum income tax, which are considered recoverable on the basis of estimates of future taxable income. Should the Company have had recurring tax losses, NIC 12 - Income Tax, only allows the recognition of assets for deferred tax and tax credits related to the income tax as far as they can be compensated with deferred tax liabilities.

c) Inventory Valuation, materials and spare parts in stock are valued under ASiF at their replacement cost at the closing of the year, net of the provision for obsolescence. NIC 2 - Inventories, requires inventories to be valued at their historical cost.

3.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of March 31, 2012 and 2011.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of March 31, 2011 and December 31, 2011 and results for the three months ended as of March 31, 2011 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of March 31, 2012 in comparative format with those as of March 31 and December 31, 2011, since it is engaged in seasonal activities.

Certain amounts in the consolidated financial statements for the three months ended March 31, 2011 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

Units in mutual funds were valued at their market value at the end of the period.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued at period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

g) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the three months ended March 31, 2012 and 2011 amounted to Ps. 2,180 thousand and to Ps. 1,297 thousand, respectively and for the year ended December 31, 2011 amounted to Ps. 8,514 thousand.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

h) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the valuation allowance for doubtful accounts and its tax value, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
	Thousand of Ps.
Balances as of December 31, 2011	22,798	21,941	32,692	21,504	7,315	(1,160)	105,090
Movements of the period	8,818	2,179	(542)	(643)	985	(309)	10,488
Balances as of March 31, 2012	31,616	24,120	32,150	20,861	8,300	(1,469)	115,578

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2011	(10,580)	89	(10,491)
Movements of the period	296	10	306
Balances as of March 31, 2012	(10,284)	99	(10,185)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 31,616 thousand at the end of the period. That tax loss carry forward can be offset against profits for future years expiring Ps. 5,392 thousand in 2014, Ps. 14,654 thousand in 2016 and Ps. 11,570 thousand in 2017.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 94,599 thousand at the beginning of the year and Ps. 105,393 thousand at the end of the period.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount, at nominal values, to Ps. 234 million at the end of the period and Ps. 237 million at the beginning of the year. The difference of Ps. 3 million would have impacted in the result of the period.

i) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the period and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2022.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax, which amounts to Ps. 41,166 thousand at the end of the period.

j) Severance pay

Severance payments made to employees are expensed as incurred.

k) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

l) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at period-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

m) Contingencies provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of operations accounts

Statements of operations accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at March 31, 2012 and 2011, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% as of March 31, 2011; 2) time deposits at an annual average rate in pesos of 13.00% as of March 31, 2012 and of 19.59% as of December 31, 2011; and 3) mutual funds with an average annual yield of 7.9% as of March 31, 2012, 7.8% as of December 31, 2011 and 6.1% as of March 31, 2011.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo, Note 2 to the primary financial statements), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of March 31, 2012, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.
  Fees accrued under the terms of a Personnel Supply Agreement with YPF S.A..

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of March 31, 2012, December 31, 2011 and March 31, 2011 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 03-31-12
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD		ACCUMULATED AT END OF PERIOD	
								ANNUAL RATE (1)	AMOUNT (2)		
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	27,133	-	2.0%	356	27,489	48,667
High pressure mains	294,342	-	46	-	294,388	190,363	-	2.22% to 10%	1,226	191,589	102,799
Medium and low pressure mains	1,774,133	-	12,599	-	1,786,732	572,478	-	1.19% to 10%	10,144	582,622	1,204,110
Pressure regulating stations	65,087	-	-	-	65,087	39,951	-	4% to 12.5%	526	40,477	24,610
Consumption measurement installations	352,062	-	772	(16)	352,818	163,778	(6)	2.85% to 5%	3,298	167,070	185,748
Other technical installations	52,213	-	-	-	52,213	46,068	-	6.67%	331	46,399	5,814
Machinery, equipment and tools	28,688	-	805	-	29,493	26,271	-	6.67% to 20%	128	26,399	3,094
Computer and telecommunications equipment	190,870	-	2,439	(31)	193,278	159,287	(29)	5% to 50%	2,197	161,455	31,823
Vehicles	10,986	-	-	-	10,986	9,197	-	10% to 20%	190	9,387	1,599
Furniture and fixtures	5,466	-	-	-	5,466	5,460	-	10% to 20%	1	5,461	5
Materials	15,732	4,475	(3,761)	(254)	16,192	-	-	-	-	-	16,192
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	68,298	14,511	(12,310)	-	70,499	-	-	-	-	-	70,499
Advances to fixed assets suppliers	1,485	359	(1,321)	-	523	-	-	-	-	-	523
Subtotal	2,953,233	19,345	(731)	(301)	2,971,546	1,239,986	(35)	-	18,397	1,258,348	1,713,198
Distribution network extensions constructed by third parties	68,447	-	814	-	69,261	15,796	-	1.82% to 2.38%	345	16,141	53,120
Offsetting item for distribution network extensions	(6,042)	-	(83)	-	(6,125)	(796)	-	2% to 2.38%	(34)	(830)	(5,295)
Allowance for obsolescence of materials (Exhibit E)	(1,035)	(62)	-	2	(1,095)	-	-	-	-	-	(1,095)
Allowance for disposal of fixed assets (Exhibit E)	(6,694)	(1,318)	-	10	(8,002)	-	-	-	-	-	(8,002)
Total as of March 31, 2012	3,007,909	17,965	-	(289)	3,025,585	1,254,986	(35)	-	18,708	1,273,659	1,751,926
Total as of December 31, 2011	2,915,493	102,572	-	(10,156)	3,007,909	1,192,616	(9,591)	-	71,961	1,254,986	1,752,923
Total as of March 31, 2011	2,915,493	15,508	-	(173)	2,930,828	1,192,616	(50)	-	17,589	1,210,155	1,720,673

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

FIXED ASSETS

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

ISSUER	FACE VALUE	QUANTITY	LISTED PRICE AS OF 03-31-12	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF 03-31-12	BOOK VALUE AS OF 12-31-11	BOOK VALUE AS OF 03-31-11
		Thousands	Ps.	Thousands of Ps.			
CURRENT INVESTMENTS							
Government Securities							
National Government bonds (BODEN 2012)	-	-	-	-	-	-	2
Units of mutual funds							
Fima Premium - Clase B	-	15,861.7	1.4882	-	23,605	5,315	7,979
Optimum CDB Pesos - Clase B	-	11,342.5	1.1482	-	13,024	-	-
Goal Pesos - Clase B	-	30,888.0	3.5925	-	110,966	33,169	41,469
Goal Capital Plus - Clase B	-	10,530.6	1.9107	-	20,121	37,837	19,645
Bank deposits							
Saving account	78	-	-	78	78	77	64
Time deposits	15,021	-	-	15,021	15,021	76,117	-
TOTAL CURRENT INVESTMENTS					182,815	152,515	69,159
NON CURRENT INVESTMENTS							
Units of mutual funds							
RJ Delta Ahorro - Clase B	-	239.3	2.0656	-	494	445	424
Schroder Argentina	-	-	-	-	-	-	264
TOTAL NON CURRENT INVESTMENTS					494	445	688
Total					183,309	152,960	69,847

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

MAIN ACCOUNT	03-31-12					12-31-11	03-31-11
	BALANCE AT BEGINNING OF YEAR	INCREASE		DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.						
Deducted from assets							
For doubtful accounts	16,959	507	(1)	(9)	17,457	16,959	21,327
For obsolescence of materials							
Inventories	1,630	32	(2)	(4)	1,658	1,630	1,734
Fixed assets	1,035	62		(2)	1,095	1,035	628
For disposal of fixed assets	6,694	1,318	(3)	(10)	8,002	6,694	10,203
Valuation allowance on minimum presumed income tax	41,166	-		-	41,166	41,166	21,066
Total	67,484	1,919		(25)	69,378	67,484	54,958
Included in liabilities							
For contingencies							
Executive proceedings	28,703	(117)		-	28,586	28,703	22,431
Turnover tax GACBA	18,811	1,251		-	20,062	18,811	17,349
Rates and charges	23,393	266		-	23,659	23,393	22,589
Fines GACBA	2,554	(336)		-	2,218	2,554	2,415
Interpretation disagreements with the Regulatory Authority	10,839	-		-	10,839	10,839	9,919
Others	6,767	(2,611)		-	4,156	6,767	6,714
Total contingencies	91,067	(1,547)	(4)	-	89,520	91,067	81,417

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

ALLOWANCES

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2012 AND 2011

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

MAIN ACCOUNT	03-31-12						03-31-11
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	1,560	17,004	-	13,054	13,894	45,512	35,867
Social security contributions	620	3,586	-	2,250	3,227	9,683	10,794
Directors´and members of Surveillance committee fee	-	-	-	335	-	335	335
Fees for professional services	-	97	-	4,237	79	4,413	3,983
Sundry materials	-	1,616	-	-	-	1,616	1,178
Fees for sundry services	-	5,059	-	295	6,778	12,132	8,075
Postage, telephone and fax	-	235	-	387	4,290	4,912	3,668
Leases	-	53	-	976	475	1,504	1,216
Transportation and freight charges	-	-	-	413	-	413	341
Office materials	-	178	-	335	51	564	475
Travelling expenses	-	124	-	68	20	212	146
Insurance premium	-	-	-	1,661	-	1,661	909
Fixed assets maintenance	-	8,223	-	5,058	27	13,308	11,924
Fixed assets depreciation	-	16,190	-	2,518	-	18,708	17,589
Taxes, rates and contributions	-	503	20,119	6,402	10,896	37,920	14,157
Publicity	-	-	-	-	365	365	338
Doubtful accounts	-	-	-	-	507	507	762
Bank expenses and commissions	-	-	-	49	1,559	1,608	1,104
Contingencies reserve	-	-	-	(1,547)	-	(1,547)	2,414
Others	-	1,112	-	248	52	1,412	1,417
Total as of March 31, 2012	2,180	53,980	20,119	36,739	42,220	155,238	116,692

Total as of March 31, 2011	1,297	46,510	(8)	35,896	32,997	116,692

EXPENSES INCURRED

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF MARCH 31, 2012 AND 2011

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2011

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

March 31,	
	2012	2011
	Thousands of Ps., except for per share information	
Sales (Note 4 i))	204,614	171,278
Operating cost (Exhibit F)	(153,980)	(128,847)
Gross profit	50,634	42,431
Administrative expenses (Exhibit H)	(36,574)	(35,769)
Selling expenses (Exhibit H)	(39,246)	(30,110)
Operating loss	(25,186)	(23,448)
Equity in income of subsidiary	11,014	3,346
Financing and holding results generated by assets		
Holding results	2,012	1,220
Result on present-valuing long term other receivables	1,867	1,823
Interest on commercial operations	774	1,466
Interest on financial operations	1,969	130
Exchange gain on financial operations	278	3,982
Financing and holding results generated by liabilities		
Interest on commercial operations	154	(668)
Interest on financial operations	-	(1)
Exchange gain (loss) on comercial operations	14	(113)
Exchange loss on financial operations	(23,703)	(30,295)
Others	(2,154)	(238)
Other income net	4,333	5,459
Loss before income tax	(28,628)	(37,337)
Income tax (Note 3.5.i))	10,667	11,062
Net loss for the period	**(17,961)**	**(26,275)**
Basic loss per share (Note 3.6.)	**(0.03)**	**(0.05)**
Diluted loss per share (Note 3.6.)	**(0.03)**	**(0.05)**

Notes 1 to 16 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

March 31,	
	2012	2011
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the period	(17,961)	(26,275)
Financial debt interest expense accrued during the period	-	1
Income tax accrued during the period	(10,667)	(11,062)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(11,014)	(3,346)
Depreciation of fixed assets	18,708	17,589
Net book value of fixed assets retired	254	123
Allowance for doubtful accounts	-	760
Allowance for inventory obsolescence	94	116
Allowance for disposal of fixed assets	1,318	1,455
Contingencies provision	(1,547)	2,414
Materials consumed	794	1,679
Exchange differences on financial operations	23,703	30,295
Result on present-valuing long term other receivables	(1,867)	(1,823)
Other financial results	-	2,735
Changes in assets and liabilities		
Trade receivables	13,074	(8,363)
Other receivables	(9,549)	(10,188)
Inventories	(1,010)	(2,265)
Accounts payable	8,739	(46,314)
Payroll and social security payable	(8,214)	(1,550)
Taxes payable	15,491	6,962
Other liabilities	478	688
Contingencies provision	-	(95)
Net cash provided by (used in) operating activities	20,824	(46,464)
Cash flow used in investing activities		
Purchase of fixed assets	(19,345)	(16,976)
Net cash used in investing activities	(19,345)	(16,976)
Increase (Decrease) in cash and cash equivalents	1,479	(63,440)
Cash and cash equivalents at the beginning of the year	186,574	285,816
Cash and cash equivalents at the end of the period (1)	188,053	222,376

Notes 1 to 16 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

(1) From cash and cash equivalents at the end of the periods ended March 31, 2012 and 2011, Ps. 65,866 thousand and Ps. 63,550 thousand, respectively, corresponding to balances related to Trust Funds were deposited during next month.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35 year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10 year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY

Given the adverse conditions the Company is currently undergoing, arisen from the lack of the increase in the distribution tariff, from the non pass through to tariffs of municipal levies, from the no implementation of the Transitory Agreement tariff chart, and from the lack of recognizement of the increase in operating, commercial and administrative costs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding with the National Court on Commercial Matters No. 26, Clerk of the Court Office No. 51, Case No. 056.999. On July 15, 2010, the Court admitted the reorganization proceeding. Among the relevant measures, the following may be pointed out: a) the end of the proof of claim period fixed originally for February 21, 2011, and later brought forward by a judicial order to November 10, 2010; b) the deadline for MetroGAS to establish creditor's categories, fixed originally for September 20, 2011, and later brought forward by a judicial order to April 20, 2011 and c) the deadline for the exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) fixed originally for August 21, 2012, and later brought forward by a judicial order to March 9, 2012. The Company's Shareholders Meeting held on August 2, 2010 ratified the decision made by the Board of Directors.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Cont.)

The filing for a reorganization proceeding gives rise to, among other effects:

  unsecured debts due or undue for services rendered prior to the filing for the reorganization proceeding shall be subject to the case procedure, and therefore shall not be paid up to the date set in the ultimately agreed proposal.
  the suspension of interest payments, and
  the impossibility of filing for new legal actions against the Company for causes or claims prior to the filing date.

The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proof of claim, have been displayed in the current financial statement under a category identified as "Reorganization Liabilities" included in the long-term liabilities, given the mentioned suspension of the deadlines and the ordinary conditions foreseen for the conclusion of the reorganization proceeding. The mentioned category includes commercial, tax, financial and social debts among others.

On July 12, 2011, the Company presented before the Court the Reorganization Proposal to each creditors verified and declared admissibles. On October 3, 2011 MetroGAS submitted in the proceedings case record the commercial creditors' consent as regards the Company proposal; this consent represented the absolute majority of verified creditors.

On November 21, 2011 the Company submitted before the presiding Judge an improved proposal.

On December 1, 2011, MetroGAS requested the call for bondholders' meeting stated in section 45 bis of the Bankruptcy Law; the Court ordered, on December 6, 2011, that the meeting was to be held on February 24, 2012 at 11.00 a.m. at the Company's headquarters (which has been modified, in accordance of the explanation mentioned above), in order the current preventive agreement proposal at the time of the assembly to be accepted or rejected. The Court appointed Dr. Cristian Fox to chair the Assembly.

On February 2, 2012, the Company presented, before the Court a complete redesigned final proposal for the reorganization proceeding creditors whose claims do not enjoy a priority, verified or declared admissibles.

The offer consists of the payment of the creditors whose claims do not enjoy a priority, verified or declared admissibles, by means of the delivery, exchange and payment of such credits, of two negotiable obligations (the "New Notes"), with maturity date on December 31, 2018.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Cont.)

The New Notes are nominated in American Dollars and their capital amounts (nominal value) at the time of issuing the obligations shall be as follows: I) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims (the "New Notes") and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Furthermore, two different series will be issued within each of the classes of New Notes in order to identify the unsecured claims with previous Notes (Series L) from the rest of the unsecured claims (Series U), which will allow the follow up and application of the applicable legal regime, both with respect to the public offering of securities and to tax and foreign exchange regulations. Additionally, the Company offers to pay at the time of issuing the New Notes an amount equal to the interest that the above mentioned New Class A Notes would have accrued from January 1, 2011 until the date of issuance, at an annual nominal rate of 8.875%.

The principal amount of the New Notes shall be paid in full in a single payment at maturity on December 31, 2018. The New Class A Notes shall be due and payable in accordance with their terms as from their issuance date. The New Class B Notes shall only become due and payable in accordance with their terms as from the date when (x) the maturity date of the Class A New Notes is accelerated as a result of the occurrence of certain events of default provided for in the main terms and conditions of the New Notes or (y) the holders of at least 25% of the New Class A Notes, Series L, had requested in writing to the Company under reorganization and the trustee to declare the acceleration of the maturity of the New Class A Notes as a result of the occurrence of certain events of default provided for in the terms and conditions of the New Main Notes (any of the events described in (x) or (y), a "Triggering Event"), provided that such Triggering Event takes place on the later of: (i) any date within the first year computed as from the issuance date of the New Notes, or (ii) on or before December 31, 2013 (the "Deadline"). If the Triggering Event shall have not occurred on or before the Deadline, then the New Class B Notes shall be automatically cancelled and no amount shall be owed by MetroGAS in such respect. The New Class A Notes shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, from their issuance date to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions. The New Class B Notes shall only accrue interest on the principal amount thereof if a Triggering Event occurs within the Deadline and from the moment on which such Triggering Event occurs. Such interest shall also accrue at an annual nominal rate of 8.875%, from the date of the Triggering Event to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions.

On February 16, 2012, alleging that the non-financial creditors had a very short time to understand the last submitted proposal, which was quite complex, that it was necessary to complete the reorganization proceedings of the parent company (Gas Argentino S.A.) and considering the re-start of the negotiations with UNIREN to achieve a tariff reschedule, the Company filed with the National Commercial Court that hears its reorganization proceedings, a petition to extend the exclusivity period for ninety working days and, consequently, to annul the informative hearing established initially for March 2, 2012 and schedule a new hearing to that effect five days before the maturity of the extended exclusivity period. Furthermore, the Company requested the postponement of the noteholders' meeting called by the Court for February 24, 2012 at 11.00 a.m.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Cont.)

At the same date, the Court solved favorably the request mentioned before and, consequently, the informative hearing was established for July 11, 2012 and the noteholders' meeting was postponed until June 18, 2012. At the expiration date of the exclusivity period was fixed a new due date until August 1, 2012.

As of the date of issuance of these financial statements, the term for verification of credits has ended as well as the period for credits observance, and the trustees in bankruptcy have issued the individual report as stipulated by Section 35 from the Bankruptcy Law. On April 20, 2011 the judge issued the resolution stipulated by section 36 of the same law (Resolution concerning the origin of the said credits), on May 3, 2011 MetroGAS suggested a sole category of unsecured creditors, and finally on June 21, 2011 the trustee in bankruptcy in charge submitted the general report stipulated by section 39 indicating the causes of the economic unbalance, describing assets and liabilities and date and causes of the suspension of payments, irrevocable actions, opinions about the categorization, etc. Without detriment to what has been said before, it has not yet been possible to foresee the results of the process or determine its final consequences over the Company's operations and results.

On June 17, 2010 MetroGAS was notified of the ENARGAS Resolution No. 1,260 that it would be under intervention for a 120-day term appointing Engineer Antonio Gomez as official receiver. This measure followed the decision taken by MetroGAS' Board of Directors to call for creditors' meeting.

The above mentioned Resolution established that the intervention has to be in charge of supervising and controlling all regular administrative and disposal activities that may affect the normal rendering of the gas distribution public service that is subject to the License. In addition, it stipulated to perform an integral audit of MetroGAS and within the framework of the said audit, to determine and assess the value of all MetroGAS' assets transferred by the PEN through Executive Order No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS filed a direct appeal before the National Chamber of Appeals for Federal Administrative Litigations pursuant to Section 70 of the Law No. 24,076 as regards the ENARGAS Resolution No. I-1,260, together with a request for an injunction to suspend the effects of the intervention during the process of the said direct appeal. This request for injunction was rejected by court resolution notified to MetroGAS on September 8, 2010.

The intervention has been extended in different opportunities for a hundred an twenty days appointing Engineer Antonio Gomez as Official Receiver. The last extension was stipulated by the ENARGAS through Resolution 2,202/12 from June 6, 2012, in the same terms as previously mentioned.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the same period of the previous year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV, assuming that the Company will continue as a going concern. However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The unaudited interim financial statements for the three months ended March 31, 2012 and 2011 have been subject to limited reviews. Management estimates that such unaudited interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the three months ended March 31, 2012 and 2011 do not necessarily reflect the proportion of the Company's results for the full years.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE by Resolutions No. 562/09 and No. 576/10, which adopt, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

On January 24, 2012 the CNV issued Resolution No. 600 extending the enforcement of the IFRS for one year to licensees of the gas transport and distribution public services as well as to its controlling companies.

On February 17, 2012, the FACFCE issued Resolution MD No. 669/12 confirming the Resolution No. 600.

Consequently, the enforcement of those standards shall be compulsory for the Company as from fiscal year beginning on January 1, 2013

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation impact stage.

In addition, Resolution No. 576/10 allows entities that had been exercising the option to inform, in a note to the financial statements, the deferred tax liability resulting from the inflation adjustment, to exercise the accounting recognition of the above mentioned liability against Retained Earnings. This recognition may be carried out at the closing of any intermediate or annual period up to the IFRS transition date. Only once, the Shareholders' Meeting will have the option to charge the amount to Retained Earnings, against common stock items that are not represented by shares or against reserved earnings. The Company has chosen to inform in a note the mentioned deferred tax liability and will have to recognize the effect of that liability previous to the IFRS implementation plan.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company has made progress in the diagnosis of the most relevant accounting disclosure and valuation differences between the IFRS and the accounting standards in force ("ASiF"), some of which are stated below:

  Recognition of Fixed Assets: as indicated in Note 1, the Argentine Government granted an exclusive license to MetroGAS to provide the public service of natural gas distribution in the area of the Federal Capital and South Eastern and Eastern Greater Buenos Aires, through the operation of the assets assigned to the Company by GdE, for a thirty five year period from Take Over Date (December 28, 1992), renewable for ten years more under certain conditions. Nowadays, according to the ASiF, the Company considers fixed assets the infrastructure acquired for the natural gas distribution service. Should an interpretation of the IFRS apply, IFRIC 12- Concession Service Agreements, which determination has not yet been agreed between accountants and the industry, provides that the agreements for service licenses that meet the conditions specifically defined in such interpretation call for a different treatment for the valuation and statement of the infrastructure, considering it Intangible Assets and/or Financial Assets, and it also differs in some aspects acknowledgements of income and cost.

Additionally, MetroGAS is assessing the possibility of using the option permitted in IFRS 1 - First Time Adoption of IFRS, whereby certain real property (land and buildings), which would remain Fixed Assets, may be valued at their reasonable value as of the IFRS application date, which is considered an "attributed cost" for the generation of information in later periods.

b) Recognition of Other Credits: Under ASiF, the Company has been recognizing as credit those charges which, within the License Regulatory Framework, may be passed through to its customers and which have been effectively recognized before, as stated in Note 8.4.5. (to the individual financial statements). Although the Company has met the requirements necessary for approval, there are delays from the various state organizations that participate in the tariff process to issue a resolution authorizing the effective invoicing of these amounts. The Company is studying if - under NIC 18 - Income of Ordinary Activities, the absence of a resolution would prevent payments made from being considered for their full nominal value as credit, until the resolution approving and implementing the corresponding pass-through is available.

In addition, under ASiF the Company has been recognizing as credit the balances of assets for deferred tax and credits for income tax, or assumed minimum income tax, which are considered recoverable on the basis of estimates of future taxable income. Should the Company have had recurring tax losses, NIC 12 - Income Tax, only allows the recognition of assets for deferred tax and tax credits related to the income tax as far as they can be compensated with deferred tax liabilities.

c) Inventory Valuation, materials and spare parts in stock are valued under ASiF at their replacement cost at the closing of the year, net of the provision for obsolescence. NIC 2 - Inventories, requires inventories to be valued at their historical cost.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of March 31, 2012 and 2011.

The rate used for restatement of items was the Internal Wholesale Price Index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of March 31, 2011 and December 31, 2011 and results for the three months ended as of March 31, 2011 disclosed in these financial statements for comparative purposes, arises from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited interim balance sheet as of March 31, 2012 in comparative format with those as of March 31 and December 31, 2011, since it is engaged in seasonal activities.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

Units in mutual funds were valued at their market value at the end of the period.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued through period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

g) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of March 31, 2012, December 31 and March 31, 2011 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the three months ended March 31, 2012 and 2011 amounted to Ps. 2,180 thousand and to Ps. 1,297 thousand, respectively and for the year ended December 31, 2011 amounted to Ps. 8,514 thousand.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

i) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the accounting valuation and the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
	Thousand of Ps.
Balances as of December 31, 2011	22,798	21,363	32,692	21,504	7,315	(1,025)	104,647
Movements of the period	8,818	2,002	(542)	(643)	985	(259)	10,361
Balances as of March 31, 2012	31,616	23,365	32,150	20,861	8,300	(1,284)	115,008

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2011	(10,580)	89	(10,491)
Movements of the period	296	10	306
Balances as of March 31, 2012	(10,284)	99	(10,185)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 31,616 thousand at the end of the period. That tax loss carry forward can be offset against profits for future years expiring in Ps. 5,392 thousand in 2014, Ps. 14,654 thousand in 2016 and Ps. 11,570 thousand in 2017.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 94,156 thousand at the beginning of the year and Ps. 104,823 thousand at the end of the period.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount at nominal values to Ps. 234 million at end of the period and Ps. 237 million at the beginning of the year. The difference of Ps. 3 million would have impacted in the result of the period.

j) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the period and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2022.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax which amounts to Ps. 41,166 thousand at the end of the period.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at period-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at March 31, 2012 and 2011, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 3.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

March 31, 2012	December 31, 2011	March 31, 2011
		Thousands of Ps.	
Liabilities			
Current liabilities			
f) Accounts payable			
Gas and transportation	51,926	63,861	65,806
Other purchases and services	66,193	60,644	48,232
Related parties (Note 6)	11,157	8,372	14,281
Trust Funds	65,866	53,499	63,550
	195,142	186,376	191,869
g) Taxes payable			
Value added tax	9,049	4,194	5,779
GCABA study, revision and inspection of works in public space levy	13,929	12,234	6,951
CNG tax	4,756	4,885	5,224
Income tax	17,938	15,351	17,691
Gross revenue tax	5,253	2,080	2,519
Other taxes	9,480	6,170	2,821
	60,405	44,914	40,985
Non-current liabilities			
h) Reorganization liabilities			
Accounts payable	118,956	118,983	121,248
Financial debt (Exhibit G)	1,143,034	1,119,331	1,067,587
Payroll and social security payable	3,534	3,534	3,534
Taxes payable	46,140	46,140	44,799
Related parties (Note 6)	31,600	31,600	31,595
Other liabilities	27	27	27
	1,343,291	1,319,615	1,268,790
Statements of operations			
i) Sales			
Gas sales	89,015		91,577
Transportation and distribution services	61,545		51,260
Other sales	15,716		10,499
Processed natural gas sales	38,338		17,942
	204,614		171,278

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% as of March 31, 2011; 2) time deposits at an annual average rate in pesos of 13.00% as of March 31, 2012 and 19.59% as of December 31, 2011; and 3) mutual funds at an annual average rate of 8.18% as of March 31, 2012, 7.93% as of December 31, 2011 and 6.28% as of March 31, 2011.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo) (See Note 2), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of March 31, 2012, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.
  Fees accrued under the terms of a Personnel Supply Agreement with YPF S.A.
  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of March 31, 2012, December 31, 2011 and March 31, 2011 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.
  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.
  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.
  Bankruptcy, dissolution or liquidation of the Company. Therefore, the reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, is a cause of revocation of the Company's license.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.
  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase 3.78%. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of the measures adopted, mentioned in Note 2 to the consolidated financial statements, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

Although MetroGAS strictly complied with the submittance of all information required, and the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, there was an exchange of proposals between the parties and the National Government the process is still delayed being not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was consecutively extended up to December 31, 2013. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Although several draft copies with proposals have been exchanged with the UNIREN during last years (last version was received in January 2012), the Company has not been able to reach a definite agreement, among other reasons, because the Government strictly requires that the Company's direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and , that the Company grants an indemnity to the National State regarding any measure, decision or ruling which may imply an economic compensation, claim for damages or indemnity, whatever nature , based on or related to the facts or measures stipulated as from the emergency situation established by Law No. 25,561 and/or the cancellation of the PPI as regards the License agreement . Among the relevant issues where no consensus was reached in order to move forward in the process of subscribing a letter of understanding, we can mention, the amount of tariffs increases and the lack of certainty regarding an effective collection of these increases by the Company within an appropriate term considering the situation the Company is undergoing. Without ruling out other alternatives, and taking into account the delicate situation the Company is in, it is still fostering negotiations to reach an agreement contemplating tariffs increases which may allow the Company to make a proposal to its creditors and put an end to the legal proceedings the Company is involved in, thus restoring the business feasibility. According to the Company's legal advisors, a letter of understanding with the characteristics proposed by the UNIREN has to be authorized by the judge in charge of the judicial proceeding.

On October 1, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder's Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services.

The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25%.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management Control dependent on the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS"). On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation.

On January 18, 2012, MetroGAS received Note No. 12 from the UNIREN requesting the company to take up again the renegotiatiation of the Gas Distribution License. Since then, MetroGAS and the UNIREN has been meeting and exchanging comments to the draft of the Final Agreement proposed by the UNIREN.

In June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund that would be destined to the construction of infrastructure works, MetroGAS complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. At first, the Letter of Understanding ("Memorando de Entendimiento") was subscribed by both parties and sent to the ENARGAS and the MPFIPyS on March 22, 2010. Afterwards, administration trust fund contract conditions were settled and approved on March 14, 2011 by ENARGAS and the UNIREN, but as of the date of issuance of these financial statements, no answer was received by MetroGAS. It is worth mentioning that the Company included this contract into the reorganization procedure to receive the judicial authorization, if applicable, according to the Article No. 16 in fine of the Law No. 24,522. In this respect, the court issued a resolution providing that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law, since it does not refer to a disposition act that affects the Company's equity.

During 2010 and 2011, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company's constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the ENARGAS has not issued the tariff charts that allowed the implementation to the Temporary Agreement signed in October 2008 and approved by the Executive Power in March 2009, as a consequence, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement, moreover, as of this date it has not been possible to reach the necessary consensus to meet neither the interests of the National Government nor the ones of the Company and its shareholders.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2).

On that same date, through Resolution No. I-1,260, ENARGAS notified MetroGAS that the Company was intervented (as described in Note 2).

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with annual equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with annual consumptions equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with annual consumptions over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, MetroENERGÍA was conformedas a natural gas trading company during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in June 2011, which take effects until April 2012.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies'

nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

As regards CNG stations, ENARGAS Resolution No. 1,722/11 extended until April 30, 2012 the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure those stations with interruptible service contracts a minimum daily volume of 5,000 m3 for them to guarantee the ordinary CNG supply to customers (thus increasing by 2,000 m3 the volume originally established through ENARGAS Resolution No. 3,515/06).

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/08, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for CNG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

On October 4, 2010 ENARGAS Resolution No. 1,410/10 was published in the Official Gazette; it approved the new Procedure for Gas Applications, Confirmations and Control that shall be complied with by the different acting parties within the natural gas industry, including natural gas distributors. This Resolution made an impact on daily nominations, transportation and distribution of natural gas. Since October 1, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply the uninterruptible demand.

On March 8, 2012 Resolution SE No. 55/12 was published. This resolution approves the third extension of the Complementary Agreement with Natural Gas Producers, requires that a specific treatment should be considered to those not signatory producers of the mentioned extension to prevent the collection of the increases created by the Resolutions ENARGAS No. 1,070/08 and 1,417/08. On March 23, 2012 Resolution ENARGAS No. 2,087/12 was published, which establishes the natural gas assignment instructions for those not signatory producers to the residential customers and small commercial customers without increases under the mentioned Resolutions from 2008, requiring that distribution companies should send to the Compensating Fund Liquefied Natural Gas, which was created in the frame of such resolutions, the amounts received from customers for natural gas concepts.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

The total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. At present a plant injecting gas (propane-air) into MetroGAS' distribution system is operating. The said plant is operated by ENARSA. MetroGAS is responsible for controlling that all quality measures which are required by the ENARGAS to ensure a safe operation, are met at all times.

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.4.4 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, but only in the case of the specific charges of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Power Decree No. 180/04 and No. 1,216/06, MPFIPyS Resolutions No.185/04, No. 2008/06 and No. 409/07, No. 161/08 and No. 2,289/10, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05, No. 3,937/05 and No. 14,924), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings. After some discussions between the ENARGAS and Nación Fideicomisos S.A., mid June 2009, Nación Fideicomisos S.A. authorized to MetroGAS to offer payment plans to debtors customers for specific charges.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Moreover, Executive Order No. 2,067/08, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust Funds stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

On June 4, 2009, ENARGAS issued Resolution No.768, establishing, to MetroGAS's residential customers with annual consumptions between 1,001 and 1,500 m3, categories R3 1o. and R3 2o., an exception in charges imposed by Resolution No. 2,067/08, for the period between May 1 and August 31, 2009.

On August 18, 2009, the ENARGAS notified the Resolution No. 828/08 which extended the exemption implemented by the Resolution No. 768 mentioned before up to October 1, 2009, and ruled a subsidy of 100% for consumptions between June and July, 2009, and of 70% for consumptions between August and September, 2009 for customers obliged to pay charges imposed by the mentioned Resolution.

Provisions mentioned in paragraphs above were repeated in 2010 winter by Resolution ENARGAS No. 1,179/10 and in 2011 winter by Resolution ENARGAS No. 1,707/11 and Note ENARGAS No. 4,496/11.

On August 19, 2009, the ENARGAS notified the Note No. 9,097 whereby MetroGAS was requested to highlight in the invoices the amount corresponding to the subsidy derived from the implementation of the Resolution No. 828/08, and to incorporate diagonally and with special typography the legend that reads "Consume subsidised by the National State", and also attaching to the invoice a document with the specification of the cost of the service if same were provided in cities of Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by means of gas bottles of liquefied fuel gas. This provision was repeated in 2010 winter by Note ENARGAS No. 4,862/10.

Through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09 before the National Court of Appeals with jurisdiction on federal administrative claims, informing the continuity of the validity and the application of the regime established by Decree 2,067/08 and the mandatory implementation of a process allowing users obliged to pay the charge to cancel their invoices, excluding the Charge 2,067/08 plus the corresponding VAT, this payment being thus considered an advance payment. Should the applicability of the Charge 2,067/08 be confirmed, MetroGAS could duly claim the Charge 2,067/08. This judicial resolution not applies to users domiciled in municipalities of Avellaneda and Quilmes's jurisdictions. These users are obligated to pay the mentioned charge, but are reached for judicial resolutions issued in the frame of the judicial measures requested and obtained by Ombudsmen's municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

first instance exists declaring the unconstitutionality of the mentioned Decree in a process initiated by a user of our distribution area, for which also MetroGAS is prevented from invoicing the mentioned charge.

In December 2010, by Resolution MPFIPyS No. 2,289/10 and ENARGAS Note No. 14,924, specified charges I and II have been modified, without changes of its total joined amount.

On November 8, 2011, the ENARGAS notified Resolution I/1,982 through Note No. 12,800, by means of which new values for the Charge 2,067/08 were stipulated together with the extension of its enforcement to all customers' categories for all consumptions as from December 1, 2011. Moreover, in subsequent consistent and complementary Resolutions there is detail of the residential areas' geographical zones where the subsidy is not to be applied as zones are considered to have a high economic standard, and others which will receive letters including a form in a sworn statement format that comes together with each invoice issued by MetroGAS, where customers must indicate the reasons why they need to maintain the subsidy as regards gas consumption. Those who do not answer within 30 days shall be automatically excluded from the subsidy. Aiming at neutralizing increases, an estimate was made from a flat invoice to avoid peak consumptions so that customers do not suffer significant variations especially during winter months, as it is a volumetric charge. To this effect, the Company shall consider the accumulated consumption from last mobile year.

In case customers respond in an affirmative way as regards the need to maintain the subsidy, the State shall make an analysis over the effective granting of the said subsidy by requesting information and sending social workers. In addition and previous to this, customers were given the possibility to voluntarily decline the subsidy.

According to Exhibit III of the Resolution, there is a group of customers who are immediately going to loose the subsidy because of the kind of activities they perform.

Every six months each customer is going to have an adjustment based on their consumption and category so as to calculate the best value of the flat fee accurately.

The total charge collected is going to be assigned to finance imported gas by ENARSA.

Finally, it is important to point out that on December 28, 2011 Law No. 26,728 which approved the National Administration Budget for 2012 was published in the Official Gazette, this budget contemplates the creation of two new charges to be invoiced, collected and settled by natural gas transporting and distributing companies so as to finance, guarantee, pay and / or repay investments, taxes and the necessary related expenses corresponding to the Northeast Pipeline and main gas pipelines, regional gas pipelines, important residential networks and/or internal installations in terms of socioeconomic and humanitarian parameters, for the distribution of natural gas that allow and/or had allowed new natural gas users. The mentioned law has not yet been regulated, consequently, it is unknown if it will have any impact on the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.5 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, applicable since the beginning of the operations on December 29, 1992, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses, as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

As there was no approval as regards the reallocation on tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the "GACBA" (Government of the Autonomous City of Buenos Aires) and of the Occupation of Public Space Levy not only of the GACBA but also of the Municipalities of the Province of Buenos Aires already mentioned, MetroGAS during 2009 and 2010, filed legal protection proceedings concerning default payments against the Undersecretary of Coordination and Management Control who has to answer in accordance with the terms of MPFIPyS Resolution No. 2,000/05 and against the ENARGAS as regards the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GACBA and as regards the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. The Company is still filing the said legal protection proceedings before the different courts.

MetroGAS considers there is an acquired right concerning the reallocation on tariffs of amounts paid for the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and for the Occupation of Public Space Levy of the Autonomous City of Buenos Aires, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated by the regulatory framework of the gas industry. Law No. 24,076 (Article 41) and Executive Order No. 2,255/92 (Article 9.6.2) stipulate that variations of costs originated in tax changes shall be reflected on tariffs, for this reason Ps. 68,696 thousand and Ps. 94,565 thousand have been registered for these concepts under the heading "Other Non-current Credits", respectively. (Note 4.e)).

This consideration is supported by the ruling of the Argentine Supreme Court of Justice that, in the cases "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", stated that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that costs variations originated by changes in tax regulations shall be reallocated on tariffs in accordance to what is laid down in Article 41 of Law No. 24,076.

In virtue of what has been expressed, and in accordance to what is established in the legislation in force and the resolution issued by the General Directorate of Legal Affairs from the Ministry of Economy, MetroGAS considers that these said credits are recoverable.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of March 31, 2012 and 2011:
	March 31,
	2012			2011
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Bonds (1)
Series 2 Class B	1,769	7,375% (8)	09/27/2002	-	-	-
Interest payable	1,007	-	-	-	-	-
Overdraft	-	-	-	-	-	-

Negotiable Bonds (2)
Series 1	923,293	9% (3 y 8)	12/31/2014 (6 and 8)	854,768	9% (3 y 8)	12/31/2014 (8)
Series 2 Class A	27,390	7% (4 y 8)	12/31/2014 (7 and 8)	25,357	7% (4 y 8)	12/31/2014 (8)
Series 2 Class B	152,226	5.8% (5 y 8)	12/31/2014 (7 and 8)	151,726	5.8% (5 y 8)	12/31/2014 (8)
Interest Payable	37,349	-	-	35,736	-	-
Total financial debt	1,143,034			1,067,587

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.
  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for an additional period of 5 years by the Extraordinary Shareholders' Meeting held on February 24, 2010.
  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.
  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.
  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.
  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.
  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.
  Financial interest were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE ("Acuerdo Preventivo Extrajudicial") under Argentine law.

NOTE 9 - FINANCIAL DEBT (Contd.)

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions;
  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million;
  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year;
  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio;
  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations;
  Limitation on transactions with controlling company, controlled company or under common control;

The Company has complied all of the mentioned restrictions.

As from the time that new Series were issued, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million.

NOTE 9 - FINANCIAL DEBT (Contd.)

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

On April 13, 2011, MetroGAS has hired Banco Macro S.A. as financial advisor in order to receive advise in relation to making a debt restructuration proposal of its negotiable Obligations and others debts included in the reorganization procedure.

NOTE 10 - COMMON STOCK

As of March 31, 2012, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of March 31, 2012	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

NOTE 10 - COMMON STOCK (Contd)

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADSs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

On June 3, 2011, YPF Inversora Energética S.A. ("YPFIE") informed to the Company that it had signed a Stock Purchase Option Agreement with BG Inversiones Argentinas ("BGIA") Through this option, BGIA granted YPFIE the option to purchase all the Class A shares of Gas Argentino S.A. ("GASA"). The purchase option that could be exercised by YPFIE until August 31, 2011, was extended to the exclusive option of the latter until October 5, 2011 and afterwards again until December 26, 2011. Likewise, the Stock Option Agreement granted to YPFIE the right to acquire from BG Argentina S.A. all shares in MetroENERGÍA, representing 2.73 % of the capital stock.

However, on December 23, 2011, YPFIE informed to the Stock exchange of Buenos Aires and to the CNV that it would not exercise the Stock Option to purchase those shares. MetroGAS was notified on December 29, 2011.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any voluntary decrease, redemption or distribution of the Company's shareholders' equity, except for dividends payment, will require prior authorization by ENARGAS.

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The "Pliego" stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The "Pliego" states that such prior approval will be granted three years after the Takeover Date provided that:

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)
  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,
  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No. I/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the financial debt restructuring agreement signed by Gas Argentino on December 7, 2005 with all its creditors. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

As a consequence of that, many creditors started claims against Gas Argentino, including a bankruptcy proceeding filed on May 11, 2009. Consequently, on May 19, 2009, Gas Argentino' Board of Directors decided to file a judicial motion for Reorganisation Proceedings. On June 8, 2009, the National Court decided the opening of the Reorganisation Proceedings, ordering the suspension of trials for equity reasons against Gas Argentino. As of the date of issuance of these financial statements, the proof of claim period (verificaciones de crédito) has ended. The court-appointed supervisor (the síndico concursal) has submitted its report to the court regarding each individual claim. On February 10, 2010, the Argentine court issued its decision on whether each individual claim was either accepted or rejected.

By judicial resolution issued on August 9, 2010, it was decided to readjust the Reorganisation Proceeding schedule of Gas Argentino to the Reorganisation Proceeding schedule of MetroGAS. The exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) on the Company's Reorganisation Proceedings was extended to March 9, 2012, and was settled for March 2, 2012, at 12.00 noon the informative hearing and for February 10, 2012 the due date to publish the proposal.

Appeals against the before mentioned judicial resolution were presented by the creditors that claimed credits based on Negotiable Obligations and by the Audit Committee. The appeals were accepted by a resolution issued on August 19, 2010.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

After the remedies were justified and the offenses were answered by the Company, the file was submitted to the Court of Appeals on October 4, 2010, who confirmed the decision of first instance on December 21, 2010, which has become in force.

On February 10, 2012, Gas Argentino presented a reorganization proceeding proposal to the creditors whose claims do not enjoy a priority, verified or declared admissibles

The offer consists of the payment of the creditors whose claims do not enjoy a priority, verified or declared admissibles, by means of the delivery, exchange and payment of such credits of negotiable obligations (the "New Notes"), payables off in 13 years, nominated in American Dollars, whose maturity date is in December, 2024 for the 35.01% of the nominal amount of the creditors whose claims do not enjoy a priority, verified or declared admissibles. The principal amount of the New Notes shall be paid in full in a 4 equal and consecutive payments, equivalents each of them to the 25% of the principal amount as of December 15, 2020, that will be payables since December, 2021. The New Notes shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, January 2011, which interest shall be paid in December 15 of each year, being foresees the posibility of an interest capitalization, as a Company'option.

Gas Argentino requested to the reorganization proceeding court an extension of the exclusivity period, which was solved favorably. The exclusivity period was established for August 16, 2012 and the informative hearing was established for August 8, 2012.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, since the beginning of the concession, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

The Company operates with the following mainly suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007 - 2011 ", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), ii) indicates certain price adjustment parameters depending the type of consumer, and iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. Opportunely, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither complied with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

On September 19, 2008 the ES subscribed with natural gas producers the "Complementary Agreement with Natural Gas Producers" (Resolution No. 1,070) aimed at restructuring gas prices at well head and segmenting the residential demand for natural gas, complementary to the Agreement approved by Resolution No. 599/07. The said Agreement was in force as from September 1, 2008, except for CNG, which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 fixing new basin prices to be applied as from November 1, 2008.

Due to the fact that MetroGAS understood that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

On October 4, 2010 the ENARGAS issued a Resolution approving the Procedure for Gas Applications, Confirmations and Control. Since October 1, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply uninterruptible demands.

On January 5, 2012 ES Resolution No. 172/12 was published in the Official Gazette; it extended the effects of ES Resolution No. 599/07 as regards the allocation of natural gas volumes by routes and basins based on the different categories of clients until new resolutions are stipulated to that respect.

On March 8, 2012 Resolution SE No. 55/12 was published. This resolution approves the third extension of the Complementary Agreement with Natural Gas Producers, requires that a specific treatment should be considered to those not signatory producers of the mentioned extension to prevent the collection of the increases created by the Resolutions ENARGAS No. 1,070/08 and 1,417/08. On March 23, 2012 Resolution ENARGAS No. 2,087/12 was published, which establishes the natural gas assignment instructions for those not signatory producers to the residential customers and small commercial customers without increases under the mentioned Resolutions from 2008, requiring that distribution companies should send to the Compensating Fund Liquefied Natural Gas, which was created in the frame of such resolutions, the amounts received from customers for natural gas concepts.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2013 and 2027, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of March 31, 2012.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

On May 31, 2011, ENARGAS assigned to MetroGAS 35,000 m3 of firm transportation capacity corresponding to the Chubut - GBA route, in force from June 1, 2011 to December 28, 2027. This firm transportation capacity was offered irrevocably by TGS to MetroGAS in the open season bid No. 01/07.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to march 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 24 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/06 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyses a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 40 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of March 31, 2012, the Company registered an allowance of Ps. 20,062 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.2. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of March 31, 2012 the total amount demanded by the ENARGAS amounted to Ps. 23,659 thousand, including interests and fines, which has been recorded as a provision.

15.3. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/08 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GACBA, previous payment from the authorized companies to make openings. After that and in force as from November 1, 2009, the Government of the Autonomous City of Buenos Aires modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The GACBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. The Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of March 31, 2012, the Company has registered an allowance of Ps. 2,218 thousand related to this concept.

15.4. Interpretation disagreements with the Regulatory Authority.

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. As of March 31, 2012, the Company has registered an allowance of Ps. 10,839 thousand related to this concept.

NOTE 16 - SUBSEQUENT EVENTS

16.1 General Shareholders and Board of Directors' Meetings

On April 27, 2012, the General Shareholders' Meeting was held. Upon the proposal of the Gas Argentino S.A. and upon the request of YPFIE shareholders, it was decided by a majority of votes that the General Shareholders' Meeting would be adjourned until May 24, 2012. On that meeting the following issues will be considered, among others: Annual Report and Balance Sheet of the fiscal year ended December 31, 2011; destination of the income / losses of the year ended December 31, 2011 and appointment of the external auditor for the 2012 Financial Statements.

On May 24, 2012, the General Shareholders' Meeting was held. During the meeting, upon the proposal of the shareholder Gas Argentino S.A. and upon the request of YPFIE shareholders, by majority of votes, it was decided that the General Meeting be suspended and the Board of Directors call a new Meeting with the same issues of the suspended meeting.

The Board of Directors' Meeting foresees for May 8, 2012 to approve the financial statements as of March 31, 2012 was suspended. For this reason, it was requested an extension to the CNV, which was given on May 14,2012 for a thirty (30) running-day

16.2 Reorganization proceeding

On May 22, 2012 the Company filed before the Court that hears the case, a text with the reorganization proposal (the "Proposal") for the unsecured, verified and admitted creditors. The Proposal consists of a compilation of all improvements submitted with respect to the original proposal dated July 12, 2011, particularly on the basis of the last proposal submitted on February 2, 2012 and called "Final Proposal".

Changes herein made to the Final Proposal mainly involve updating dates for the occurrence of certain events (including interest capitalization dates, Deadline computation dates, etc.). These changes in timelines (which generally do not exceed 6 months) aim at providing an arrangement consistent with the current procedural status of this Reorganization Proceeding.

NOTE 16 - SUBSEQUENT EVENTS (Contd.)

Also, concerning the terms and conditions of the New Notes, the purchase offer that Issuer had to make in the event of a change in stock ownership has been eliminated.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 03-31-12
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD ANNUAL RATE (1)	FOR THE PERIOD AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	27,133	-	2%	356	27,489	48,667
High pressure mains	294,342	-	46	-	294,388	190,363	-	2.22% to 10%	1,226	191,589	102,799
Medium and low pressure mains	1,774,133	-	12,599	-	1,786,732	572,478	-	1.19% to 10%	10,144	582,622	1,204,110
Pressure regulating stations	65,087	-	-	-	65,087	39,951	-	4% to 12.5%	526	40,477	24,610
Consumption measurement installations	352,062	-	772	(16)	352,818	163,778	(6)	2.85% to 5%	3,298	167,070	185,748
Other technical installations	52,213	-	-	-	52,213	46,068	-	6.67%	331	46,399	5,814
Machinery, equipment and tools	28,688	-	805	-	29,493	26,271	-	6.67% to 20%	128	26,399	3,094
Computer and telecommunications equipment	190,870	-	2,439	(31)	193,278	159,287	(29)	5% to 50%	2,197	161,455	31,823
Vehicles	10,986	-	-	-	10,986	9,197	-	10% to 20%	190	9,387	1,599
Furniture and fixtures	5,466	-	-	-	5,466	5,460	-	10% to 20%	1	5,461	5
Materials	15,732	4,475	(3,761)	(254)	16,192	-	-	-	-	-	16,192
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	68,298	14,511	(12,310)	-	70,499	-	-	-	-	-	70,499
Advances to fixed assets suppliers	1,485	359	(1,321)	-	523	-	-	-	-	-	523
Subtotal	2,953,233	19,345	(731)	(301)	2,971,546	1,239,986	(35)	-	18,397	1,258,348	1,713,198
Distribution network extensions constructed by third parties	68,447	-	814	-	69,261	15,796	-	1.82% to 2.38%	345	16,141	53,120
Offsetting item for distribution network extensions	(6,042)	-	(83)	-	(6,125)	(796)	-	2% to 2.38%	(34)	(830)	(5,295)
Allowance for obsolescence of materials (Exhibit E)	(1,035)	(62)	-	2	(1,095)	-	-	-	-	-	(1,095)
Allowance for disposal of fixed assets (Exhibit E)	(6,694)	(1,318)	-	10	(8,002)	-	-	-	-	-	(8,002)
Total as of March 31, 2012	3,007,909	17,965	-	(289)	3,025,585	1,254,986	(35)	-	18,708	1,273,659	1,751,926
Total as of December 31, 2011	2,915,493	102,572	-	(10,156)	3,007,909	1,192,616	(9,591)	-	71,961	1,254,986	1,752,923
Total as of March 31, 2011	2,915,493	15,508	-	(173)	2,930,828	1,192,616	(50)	-	17,589	1,210,155	1,720,673

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

MAIN ACCOUNT	03-31-12				12-31-11	03-31-11
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts (Note 4.b))	13,341	- (1)	-	13,341	13,341	17,655
For obsolescence of materials						
Inventories (Note 4.d))	1,630	32 (2)	(4)	1,658	1,630	1,734
Fixed assets	1,035	62	(2)	1,095	1,035	628
For disposal of fixed assets	6,694	1,318 (3)	(10)	8,002	6,694	10,203
Valuation allowance on minimum presumed income tax	41,166	-	-	41,166	41,166	21,066
Total	63,866	1,412	(16)	65,262	63,866	51,286
Included in liabilities						
For contingencies						
Executive proceedings	28,703	(117)	-	28,586	28,703	22,431
Turnover tax Province of buenos Aires (Note 15.1)	18,811	1,251	-	20,062	18,811	17,349
Rates and charges (Note 15.2)	23,393	266	-	23,659	23,393	22,589
Fines GACBA (Note 15.3)	2,554	(336)	-	2,218	2,554	2,415
Interpretation disagreements with the Regulatory Authority (Note 15.4)	10,839	-	-	10,839	10,839	9,919
Others	6,767	(2,611)	-	4,156	6,767	6,714
Total contingencies	91,067	(1,547) (4)	-	89,520	91,067	81,417

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

ALLOWANCES

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011 AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

EXPENSES INCURRED

MAIN ACCOUNT	03-31-12						03-31-11
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	1,560	17,004	-	13,054	13,960	45,578	35,668
Social security contributions	620	3,586	-	2,250	3,187	9,643	10,746
Directors´and members of Surveillance committee fee	-	-	-	335	-	335	335
Fees for professional services	-	97	-	4,153	44	4,294	3,871
Sundry materials	-	1,616	-	-	-	1,616	1,178
Fees for sundry services	-	5,059	-	295	6,778	12,132	8,074
Postage, telephone and fax	-	235	-	387	4,290	4,912	3,668
Leases	-	53	-	976	475	1,504	1,216
Transportation and freight charges	-	-	-	359	-	359	325
Office materials	-	178	-	335	47	560	466
Travelling expenses	-	124	-	68	18	210	142
Insurance premium	-	-	-	1,661	-	1,661	909
Fixed assets maintenance	-	8,223	-	5,058	27	13,308	11,924
Fixed assets depreciation	-	16,190	-	2,518	-	18,708	17,589
Taxes, rates and contributions	-	503	20,119	6,394	8,447	35,463	11,572
Publicity	-	-	-	-	371	371	327
Doubtful accounts	-	-	-	-	-	-	760
Bank expenses and commissions	-	-	-	31	1,559	1,590	1,090
Contingencies reserve	-	-	-	(1,547)	-	(1,547)	2,414
Others	-	1,112	-	247	43	1,402	1,404
Total as of March 31, 2012	2,180	53,980	20,119	36,574	39,246	152,099	113,678

Total as of March 31, 2011	1,297	46,510	(8)	35,769	30,110	113,678

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV") assuming that the Company will continue as a going concern . However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) on the effects on the valuation and classification of the reorganization liabilities or from the non occurrence of the event, according to our current standards. These financial statements should be read under these circumstances.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of March 31, 2012, December 31, 2011 and March 31, 2011, as well as its statements of operations and cash flow for the three months ended March 31, 2012 and 2011, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Advances on the compliance with the International Financial Reporting Standards ("IFRS") implementation plan.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

On January 24, 2012 the CNV issued Resolution No. 600 extending the enforcement of the IFRS for one year to licensees of the gas transport and distribution public services as well as to its controlling companies.

On February 17, 2012, the FACFCE issued Resolution MD No. 669/12 confirming the Resolution No. 600.

Consequently, the enforcement of those standards shall be compulsory for the Company as from fiscal year beginning on January 1, 2013.

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

In Note 2 to the consolidated financial statements and in Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees, the adverse economic and financial condition that the Company faces as a result of the continue delay in the increase in its tariff, the consequent Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court and the uncertainties generated about the future results of the Company.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

General Considerations

MetroGAS' sales are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA, on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Although several draft copies with proposals have been exchanged with the UNIREN during the last years (last one was received in January 2012), the Company has not been able to reach a definite agreement since, the Government strictly requires that Company's direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and, that the Company grants an indemnity for the National State as regards any measure, decision or judgment consisting in a compensation of damages or an economic indemnity, whatever origin, based on or related to actions or measures stated as a consequence of the emergency situation stipulated by Law No. 25,561 and /or the annulment of the PPI index as regards the License agreement. Among the relevant issues where no consensus has been reached to move forward in the process to subscribe to a Letter of Understanding, we can mention, the amount of tariffs' increases and the lack of certainty as regards the effective perception of those increases by the Company within a deadline in accordance with the special situation that the Company is undergoing. Without ruling out other alternatives, and taking into account that the Company is in a delicate situation, negotiations are still being fostered aiming at reaching an agreement that envisages tariff increases from the beginning allowing the Company to make a proposal to its creditors and overcome the legal proceedings it is going through, thus re-establishing the business feasibility. According to the opinion of the Company's legal advisors, an Agreement Act with the characteristics proposed by the UNIREN has to be authorized by the judge in charge of the insolvency proceedings.

In the framework of the license renegotiation process, on October 1, 2008 MetroGAS signed a Temporary Agreement with the UNIREN, which involves the celebration of, which establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The above mentioned agreement was ratified by the Shareholders' Assembly of MetroGAS on October 14, 2008 and approved by the Executive Power on March 26, 2009 by the Decree No. 234 (date of publication in the Official Gazzete: April 14, 2009).

The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

In September 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation.

On January 18, 2012, MetroGAS received Note No. 12 from the UNIREN requesting the Company to take up again the renegotiatiation of the Gas Distribution License. Since then, MetroGAS and the UNIREN has been meeting and exchanging comments to the draft of the Final Agreement proposed by the UNIREN.

As of the date of issuance of these financial statements, the ENARGAS has not issued the tariff charts that allowed the implementation to the Temporary Agreement signed in October 2008 and approved by the Executive Power in March 2009, as a consequence, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement, moreover, as of this date it has not been possible to reach the necessary consensus to meet neither the interests of the National Government nor the ones of the Company and its shareholders.

In June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund that would be destined to the construction of infrastructure works, MetroGAS complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. At first, the Letter of Understanding ("Memorando de Entendimiento") was subscribed by both parties and sent to the ENARGAS and the MPFIPyS on March 22, 2010. Afterwards, administration trust fund contract conditions were settled and approved on March 14, 2011 by ENARGAS and the UNIREN, but as of the date of issuance of these financial statements, no answer was received by MetroGAS. It is worth mentioning that the Company included this contract into the reorganization procedure to receive the judicial authorization, if applicable, according to the Article No. 16 in fine of the Law No. 24,522. In this respect, the court issued a resolution providing that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law, since it does not refer to a disposition act that affects the Company's equity.

During 2010 and 2011, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09 .

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company's constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2 to the financial statements).

On that same date, through Resolution No. I-1,260, ENARGAS notified MetroGAS that the Company was intervened (as described in Note 2 to the financial statements).

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

Analysis of Operations for the three months ended March 31, 2012 and 2011

The Company's sales increased by 10.0% during the three months ended March 31, 2012, and operating cost increased by 1.4% compared to the same period of the previous year, thus producing an increase in gross profit of Ps. 20,714 thousand, amounting to Ps. 75,626 thousand during the three months ended March 31, 2012 compared to Ps. 54.912 thousand in the same period of the previous year.

Administrative and selling expenses increased 14.6% from Ps. 68,893 thousand during the three months ended March 31, 2011 to Ps. 78,959 thousand during the same period of the same period of the present year.

Consequently, during the three months ended March 31, 2012 an operating loss of Ps. 3,333 thousand was recorded compared to a loss of Ps. 13,981 thousand recorded in the same period of the previous year.

During the three months ended March 31, 2012 a financial and holding loss of Ps. 20,357 thousand was recorded compared to a loss of Ps. 22,339 thousand recorded in the same period of the previous year.

The Company's net loss for the three months ended March 31, 2012 amounted to Ps. 17,961 thousand compared to a net loss of Ps. 26,275 thousand recorded in the same period of the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the three months ended March 31, 2012 increased by 10.0%, amounting to Ps. 256,581 thousand compared to Ps. 233,349 thousand in the same period of the previous year.

Sales increase during the three months ended March 31, 2012 was mainly originated by higher MetroGAS's processed natural gas sales and transportation and distribution sales, partially offset by lower MetroENERGÍA'sales.

Sales to residential customers decreased by 6.0% from Ps. 77,295 thousand during the three months ended March 31, 2011 to Ps. 72,694 thousand in the same period of the present year, mainly due to a decrease of 8.2% in volumes delivered during the three months ended March 31, 2012 compared to the same period of the previous year.

MetroGAS's sales with gas to industrial, commercial and governmental customers increased by 14.3% from Ps. 14,282 thousand during the three months ended March 31, 2011 to Ps. 16,321 thousand in the same period of the present year, mainly due to an increase of 11.1% in gas volumes delivered.

Sales of transportation and distribution services to power plants increased by 8.8% from Ps. 26,939 thousand during the three months ended March 31, 2011 to Ps. 29,313 thousand in the same period of the present year, due to an increase of 6.5% in gas volumes delivered.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased by 49.6% from Ps. 15,838 thousand during the three months ended March 31, 2011, to Ps. 23,697 thousand in the same period of the present year, mainly due to an increase in average prices, partially offset by a decrease of 2.2% in gas volumes delivered.

Sale of transportation and distribution service to CNG remain constant during the three months ended March 31, 2012 compared to the same period of the previous year.

Sale of processed natural gas increase 113.7% during the three months ended March 31, 2012 compared to the same period of the previous year, mainly due to the incorporation to the invoices of the trust fund charge for financing imported gas, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that applies for processed natural gas activity since November 1, 2011.

MetroENERGÍA's gas sales during the three months ended March 31, 2012 amounted to Ps. 38,454 thousand while during the same period of the previous year amounted to Ps. 61,766 thousand. Commission for operations on behalf of third parties carried out in the same period of 2012 amounted to Ps. 18,048 thousand, while during the three months ended March 31, 2011 amounted to Ps. 2,746 thousand.

The differences mentioned above are due to a partial change in direct sale methodology to purchase on behalf of third parties for certain customers and to a decrease in the total volume delivered on its own behalf of 5.8%.

The following chart shows the consolidated Company's sales by customer category for the three months ended March 31, 2012 and 2011, expressed in thousands of pesos:
	For the three months ended March 31, 2012	% of Sales	For the three months ended March 31, 2011	% of Sales
MetroGAS
Gas sales:
Residential	72,694	28.3	77,295	33.1
Industrial, Commercial and Governmental	16,321	6.4	14,282	6.1
Subtotal	89,015	34.7	91,577	39.2

Transportation and Distribution Services
Power Plants	29,313	11.4	26,939	11.5
Industrial, Commercial and Governmental	23,697	9.3	15,838	6.8
Compressed Natural Gas	8,535	3.3	8,483	3.6
Subtotal	61,545	24.0	51,260	21.9
Processed Natural Gas	38,338	14.9	17,942	7.7

Other Gas Sales and Transportation and Distribution Services	11,181	4.4	8,058	3.5
MetroENERGÍA
Gas and transportation sales on its own behalf	38,454	15.0	61,766	26.5
Selling commission	18,048	7.0	2,746	1.2
Total of Sales	256,581	100.0	233,349	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the three months ended March 31, 2012 and 2011, expressed in million of cubic meters:
	For the three months ended March 31, 2012	% of Sales	For the three months ended March 31, 2011	% of Sales
Gas sales:
Residential	200.0	9.4	217.8	10.7
Industrial, Commercial and Governmental	82.8	3.9	74.5	3.6
Subtotal	282.8	13.3	292.3	14.3
Transportation and Distribution Services
Power Plants	1,351.0	63.3	1,268.1	62.2
Industrial, Commercial and Governmental	198.2	9.3	202.6	9.9
Compressed Natural Gas	127.9	6.0	123.0	6.0
Subtotal	1,677.1	78.6	1,593.7	78.1
Processed Natural Gas	35.2	1.6	34.8	1.7
Other Gas Sales and Transportation and Distribution Services	138.7	6.5	119.5	5.9
Total delivered volume by MetroGAS	2,133.8	100.0	2,040.3	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	185.8	100.0	197.2	100.0

Operating costs

Operating costs totaled Ps. 180,955 thousand during the three months ended March 31, 2012 generating a 1.4% increase compared to Ps. 178,437 thousand recorded in the same period of the previous year. This variation was mainly due to the increase in other operating costs, in payroll and social contributions, in fixed assets maintenance, in fees for sundry services and in transportation costs, partially offset by lower purchases of natural gas.

Purchases of natural gas decreased by 34.2% from Ps. 75,573 thousand during the three months ended March 31, 2011 to Ps. 49,693 thousand during the same period of the present year, mainly due to a decrease in gas volumes purchased by MetroENERGÍA. During the three months ended March 31, 2012, 351.4 million of cubic meters were acquired by MetroGAS and 66.8 million of cubic meters were acquired by MetroENERGÍA representing a decrease of 14.8% compared to the gas volumes purchased in the same period of the previous year.

Gas transportation costs increase by 1.4% during the three months ended March 31, 2012 compared to the same period of the previous year, due to the increase of MetroENERGÍA transportation costs to resale and to exchange and movement.

Other operative expenses increased by 791.1% during the three months ended March 31, 2012 compared to the same period of the previous year, due to the increase of the processed natural gas costs as consequence of the trust fund for financing imported gas charge, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that applies for processed natural gas activity since November 1, 2011.

During the three months ended March 31, 2012 and 2011, the Company capitalized Ps. 2,180 thousand and Ps. 1,297 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the three months ended March 31, 2012 and 2011, expressed in thousands of pesos:
	For the three months ended March 31, 2012	% of Total Operating Costs	For the three months ended March 31, 2011	% of Total Operating Costs

Purchases of natural gas	49,693	27.5	75,573	42.4
Gas transportation	57,163	31.6	56,362	31.6
Depreciation of fixed assets	16,190	8.9	16,094	9.0
Payroll and social contributions	22,770	12.6	16,985	9.5
Fixed assets maintenance	8,223	4.5	7,028	3.9
Sundry materials	1,616	0.9	1,178	0.7
Fees for sundry services	5,059	2.8	3,998	2.2
Other operating expenses	22,421	12.4	2,516	1.4
Capitalization of operating costs in fixed assets	(2,180)	(1.2)	(1,297)	(0.7)
Total	180,955	100.0	178,437	100.0

Administrative expenses

Administrative expenses increased 2.3% from Ps. 35,896 thousand during the three months ended March 31, 2011 to Ps. 36,739 thousand during the same period of the present year. This increase was mainly due to the increase in tax, rates and surcharges, in depreciation of fixed assets, in insurance costs and in fees for professional services, partially offset by the recovery registered for the contingency provision.

Selling expenses

Selling expenses increased 28.0% from Ps. 32,997 thousand during the three months ended March 31, 2011 to Ps. 42,220 thousand during the same period of the present year, mainly due to the increase in payroll and social contributions, in fees for sundry services, in postage, telephone and fax expenses and in tax, rates and surcharges.

Financing and holding results

During the three months ended March 31, 2012 a financial and holding loss of Ps. 20,357 thousand was recorded compared to a loss of Ps. 22,339 thousand recorded in the same period of the previous year. Such variation in financial and holding results was mainly due to the lower financial exchange loss registered during the same period of the present year due to the lower variation on the exchange rate.

Other income net

Other income net, for the three months ended March 31, 2011 totaled a gain of Ps. 3,557 thousand compared to a gain of Ps. 1,885 thousand recorded in the same period of the present year.

Income tax

During the three months ended March 31, 2012, the Company registered a gain amounted to Ps. 4,424 thousand compared to a gain of Ps. 6,877 thousand registered in same period of the previous year. Such variation was mainly due to an increase of the charges generated by MetroENERGÍA during the present period compared to the same period of the previous year.

Net cash flows provided by (used in) operating activities

Net cash flows provided by operating activities amounted to Ps. 40,141 thousand compared to Ps. 63,435 thousand used in operating activities in the previous period. Such variation was mainly due to a decrease in funds required by the working capital during the present period compared to the same period of the previous year.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 16,976 thousand during the three months ended March 31, 2011, due to higher fixed assets additions, compared to Ps. 19,345 used in the same period of the present year.

Liquidity and capital resources

Financing

As of March 31, 2012, the total indebtedness of the Company was Ps. 1,143,034 thousand.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below set forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of March 31, 2012, 2011, 2010, 2009 and 2008.

Comparative consolidated statements of income

The chart below contains a summary of the unaudited consolidated interim statements of operations for the three months ended March 31, 2012, 2011, 2010, 2009 and 2008.

Comparative statistical data

The chart below shows a summary of operating data for the three months ended March 31, 2012, 2011, 2010, 2009 and 2008.

Comparative ratios

The chart below contains certain financial ratios as of March 31, 2012, 2011, 2010, 2009 and 2008.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
March	2008	1.25	3.90
March	2009	0.50	1.52
March	2010	0.75	2.09
January	2011	1.31	-
February	2011	1.17	-
March	2011	1.04	-
April	2011	1.05	-
May	2011	0.96	-
June	2011	1.19	-
July	2011	1.09	-
August	2011	1.03	-
September	2011	0.96	-
October	2011	1.10	-
November	2011	0.97	-
December	2011	0.69	-
January	2012	0.85	-
February	2012	0.84	-
March	2012	0.70	-
  Prices on the last business day of the month, except for (2).
  On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADRs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework and its reorganization proceeding, the Company will continue, while be financially possible, concentrating its efforts towards ensuring business continuity, maintaining the quality and reliability of gas supplies, meeting the Basic License Rules and finally, and depending on the outcome of the renegotiation of the License MetroGAS will define its new future strategy and matters such as company planning, commercial policy and development of the investment plan.

Autonomous City of Buenos Aires, May 9, 2012.

Juan Carlos Fronza
President